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SEC FILE NUMBER
0-19961
CUSIP NUMBER
N6748L102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orthofix International N.V.

(Full Name of Registrant)

(Former Name if Applicable)

7 Abraham de Veerstraat

(Address of Principal Executive Office (Street and Number))

Curaçao

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 31, 2015, Orthofix International N.V. (the “Company”) completed and filed a restatement of its consolidated financial statements for the fiscal years ended December 31, 2013, 2012 and 2011 (including the 2012 and 2013 interim quarterly periods therein) and for the fiscal quarter ended March 31, 2014 (the “Restatement”).  As a result of the work required to complete the Restatement and the sequential nature of the audit and filing preparation process, the filings of the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2014 and September 30, 2014 were each delayed until March 31, 2015, and the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) was delayed until April 29, 2015.

Since the filing of the 2014 Form 10-K, the Company has been working diligently and with best efforts to prepare its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (the “2015 First Quarter Form 10-Q”), and to complete the necessary accounting review and confirmation work related thereto.  Despite these efforts, as of the date hereof, the work necessary to file the 2015 First Quarter Form 10-Q has not yet been completed because of the limited time that has elapsed since the filing of the 2014 Form 10-K.  However, the Company expects that this work will be completed, and that the 2015 First Quarter Form 10-Q will be filed, no later than May 18, 2015.  As such, the Company is seeking relief hereunder pursuant to Rule 12b-25 to permit the Company to file the 2015 First Quarter Form 10-Q within the five day period following its prescribed due date and for such report to be deemed timely.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey M. Schumm	(214)	937-2000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Orthofix International N.V

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2015	By	/s/ Jeffrey M. Schumm

		Name:	Jeffrey M. Schumm
		Title:	Chief Administrative Officer, General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).